UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Financial Statements and Supplemental Information

Years Ended December 31, 2010 and 2009

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee and the Benefits Policy Committee of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

We have audited the accompanying Statements of Net Assets Available for Benefits of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 24, 2011

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	December 31
	2010	2009
Assets
Plan’s interest in Master Trusts’ assets at fair value	$2,733,835	$2,180,572

Investments at fair value (see Note 3)	2,334,664	2,195,406

Notes receivable from participants, net of reserve fordefaulted loans of $17,432 and $13,211 at December 31, 2010 and 2009, respectively	283,966	268,079

Cash, non-interest bearing	1,219	2,104

Receivables:
Company contributions	—	2,786

Total receivables	—	2,786

Total assets	5,353,684	4,648,947

Liabilities
Accrued fees	23,530	8,245

Total liabilities	23,530	8,245

Net assets reflecting investments at fair value	5,330,154	4,640,702
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(37,612)	5,996

Net assets available for benefits	$5,292,542	$4,646,698

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$55,340	$43,955
Net appreciation in fair value of investments	247,108	399,959
Plan’s interest in Master Trusts’ net investment income	180,632	214,093

Total investment income	483,080	658,007

Interest income on notes receivable from participants	13,873	14,637

Contributions:
Company	274,120	163,104
Participant	157,298	151,809
Rollovers	25,193	—

Total contributions	456,611	314,913

Total additions	953,564	987,557

Deductions from net assets attributed to:
Benefits paid to participants	262,709	265,254
Increase (decrease) in reserve for defaulted participant loans	4,221	(2,894)
Administrative expenses	41,677	20,935

Total deductions	308,607	283,295

Net increase prior to litigation settlement and transfers	644,957	704,262
Shareholder Securities Litigation and SEC Investigation settlement proceeds	—	26,215

Net increase prior to transfers	644,957	730,477
Net assets transferred from other qualified plans	887	6,671

Net increase	645,844	737,148

Net assets available for benefits:
Beginning of year	4,646,698	3,909,550

End of year	$5,292,542	$4,646,698

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

General

The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

A trust with a Puerto Rico bank was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Main Master Trust”), the Cardinal Health Balanced Fund (the “Balanced Master Trust”), and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) (collectively, the “Master Trusts”), which were established for the Plan and certain other plans of the Company. See Note 4 for more information regarding the master trusts.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Third-Party Administrators

Banco Popular is the trustee and asset custodian. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s record keeper.

Spin-Off of CareFusion Corporation

Effective August 31, 2009, the Company completed a distribution to its shareholders of approximately 81% of the then outstanding common stock of CareFusion Corporation (“CareFusion”), a wholly owned subsidiary of the Company, with the Company retaining the remaining shares of CareFusion common stock (the “Spin-Off”). During 2010, the Company disposed of the remaining shares of CareFusion common stock.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Shareholder Securities Litigation against Cardinal Health / SEC Investigation

On and after July 2, 2004, multiple proposed class action complaints were filed and later consolidated against the Company and certain of its officers and directors, asserting claims under the federal securities laws (the “Cardinal Health federal securities litigation”). On May 24, 2007, the Company entered into a memorandum of understanding to settle the Cardinal Health federal securities litigation in exchange for a payment of $600 million. At all times, the defendants denied the violations of law alleged in the litigation, and the settlement reached was solely to eliminate the uncertainties, burden and expense of further protracted litigation. On November 14, 2007, the court entered final judgment.

On July 26, 2007, the Company announced a settlement with the Securities and Exchange Commission (“SEC”) that concluded, with respect to the Company, an SEC investigation relating principally to the Company’s financial reporting and disclosures (the “SEC Investigation”). The Company denies any violation of law and the settlement reached was solely to eliminate the uncertainties, burden and expense of further protracted proceedings. For further information regarding the investigation, see the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as amended. The final judgment entered to resolve this matter, among other things, enjoined the Company from future violations of the federal securities laws and required the Company to pay a civil penalty of $35 million and retain an independent consultant to review certain company policies and procedures. In July 2007, the Company paid the fine.

On December 22, 2009, net settlement proceeds totaling $26,215 from the Cardinal Health federal securities litigation and the SEC Investigation were allocated to the eligible class members’ individual plan accounts in the Plan.

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 10% of their compensation (subject to certain limitations), as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. In addition, the Company may elect to make special and discretionary profit sharing contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group.

The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Contributions (continued)

During 2009, the Benefits Policy Committee approved reducing the discretionary profit sharing contribution and additional discretionary profit sharing contribution for Social Security Integration from 3% to 2% of eligible compensation beginning with the April 17, 2009 payroll and subsequently from 2% to 0% effective with the September 11, 2009 payroll. Beginning with the September 11, 2009 payroll, the Benefits Policy Committee approved to replace this discretionary profit sharing contribution with the Company Performance Contribution (“CPC”), which is contingent upon the Company’s financial performance and can range from 0% to 4.0% of eligible compensation. To be eligible for the CPC, participants must be employed on the last day of the Company’s fiscal year, June 30. If financial performance goals are met, the CPC will be calculated on eligible compensation earned during the Company’s fiscal year and contributed in lump sum to participant accounts. The CPC is recognized by the Plan in the year the contribution is made to the Plan. For the Company’s fiscal year ended June 30, 2010, the CPC was $167,103 and was deposited into participant accounts in August 2010.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral and matching contributions, plus actual earnings thereon after January 1, 2005. A participant is 100% vested in the Company’s discretionary and matching contributions prior to December 31, 2004, after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan pursuant to guidelines determined by the Committee.

Forfeitures used to reduce Company contributions and to pay reasonable expenses were $6,640 and $0 during 2010 and 2009, respectively. At December 31, 2010 and 2009, forfeited non-vested accounts were $174,611 and $170,875, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820 to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

In accordance with FASB authoritative guidance included in ASC Subtopic 962, Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present certain investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Certain Plan investments are in the Master Trusts, while others are held in custody by Fidelity Investments under an agreement with the trustee for the Puerto Rico trust. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

This amount represents the difference between fair value and contract value of investment contracts that are considered fully benefit-responsive issued by insurance companies and banks.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest, net of reserves for defaulted loans. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments are recorded when paid.

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2010		2009
Investments in Master Trusts	$2,733,835		$2,180,572
Mutual funds:
Pimco Total Return Fund	458,679		450,491
Dodge & Cox Stock Fund	436,031		387,898
Vanguard Institutional Index Fund	337,076		—
Common collective trust:
Fidelity US Equity Index Pool	—		272,780
Cardinal Health, Inc. common shares	263,700	*	252,736

*	Shown for comparative purposes.

Net appreciation in the fair value of investments was as follows for years ended December 31:

	2010	2009
Mutual funds	$201,027	$267,132
Common collective trust	4,050	56,111
Cardinal Health, Inc. common shares	42,031	76,716

Total net appreciation in the fair value of investments	$247,108	$399,959

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts

Certain of the Plan’s investments are held in the Main Master Trust, Balanced Master Trust, and Stable Value Master Trust (collectively, the “Master Trusts”), which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trusts is based on account balances of the participants and their elected investment funds. The Master Trusts’ assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trusts. The Plan’s interest in the Master Trusts’ net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are investment grade.

Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 2.59% to 5.30% and 2.43% to 5.30% at December 31, 2010 and 2009, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2010 and 2009, the average yield for the investment contracts based on actual earnings was 2.84% and 4.11%, respectively.

For the years ended December 31, 2010 and 2009, the average yield adjusted to reflect the actual interest rate credited to participants was 3.43% and 3.61%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan, which the contract issuer determines to be a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Internal Revenue Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participant to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable in the future.

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the Plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets in the Master Trusts were as follows:

	December 31, 2010
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$968,881,599	$342,661,900	$—
Common collective trusts	9,352,009	—	329,176,008
Cardinal Health, Inc. common shares	145,468,910	—	—
Guaranteed investment contracts	—	—	17,938,912
Cash and pending activity	370,779	(27,886)	(61,496)

Total net assets in Master Trusts at fair value	1,124,073,297	342,634,014	347,053,424
Bank wrappers at fair value	—	—	644,328
Adjustment from fair value to contract value	—	—	(8,692,945)

Total net assets in Master Trusts	$1,124,073,297	$342,634,014	$339,004,807

Plan’s ownership percentage in:
Master Trusts	—	Less than 1%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	—	Less than 1%	—
Common collective trusts	—	—	Less than 1%
Cardinal Health, Inc. common shares	—	—	—
Other	—	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2009
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$730,380,924	$257,620,099	$—
Common collective trusts	121,176,223	—	308,283,871
Common stocks	172,470,214	—	—
Guaranteed investment contracts	—	—	16,993,426
Cash and pending activity	72,299	(35,277)	(159,774)

Total net assets in Master Trusts at fair value	1,024,099,660	257,584,822	325,117,523
Bank wrappers at fair value	—	—	313,449
Adjustment from fair value to contract value	—	—	1,512,611

Total net assets in Master Trusts	$1,024,099,660	$257,584,822	$326,943,583

Plan’s ownership percentage in:
Master Trusts	—	Less than 1%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	—	Less than 1%	—
Common collective trusts	—	—	Less than 1%
Common stocks	—	—	—
Other	—	Less than 1%	Less than 1%

The investment income of the Master Trusts was as follows for the years ended:

	December 31, 2010
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$20,493,918	$12,912,600	$10,014,624
Net appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	109,586,879	25,010,404	—
Cardinal Health, Inc. common shares	25,104,533	—	—

	134,691,412	25,010,404	—
Estimated fair value:
Common collective trusts	820,316	—	791,600

Net appreciation in the fair value of investments	135,511,728	25,010,404	791,600

Total investment income	$156,005,646	$37,923,004	$10,806,224

Plan’s investment income percentage	—	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2009
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$15,665,202	$8,793,801	$11,721,937
Net appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	185,369,087	53,887,140	—
Common stocks	40,920,735	—	—

	226,289,822	53,887,140	—
Estimated fair value:
Common collective trusts	28,502,461	—	1,204,251

Net appreciation in the fair value of investments	254,792,283	53,887,140	1,204,251

Total investment income	$270,457,485	$62,680,941	$12,926,188

Plan’s investment income percentage	—	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

5.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds and common shares fair values are determined by applying the “market approach” and utilizing quoted market prices reported on the active market on which they are traded.

The common collective trusts (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective net asset values (“NAV”) as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.

The fair values of investment contracts and contract wrappers issued by insurance companies and banks are estimated by applying the “income approach” and are based on discounting the related cash flows. See Note 4 for more information.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the assets in the Master Trusts at fair value as of December 31, 2010 and 2009. The following tables do not include the Plan’s interest in assets not residing in the Master Trusts because that information is disclosed separately below:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$541,525,739	$—	$—	$541,525,739
Income	263,691,614	—	—	263,691,614
International	214,637,426	—	—	214,637,426
Small cap	148,292,128	—	—	148,292,128
Mid-cap	143,137,310	—	—	143,137,310
Short term	259,282	—	—	259,282

Total mutual funds	1,311,543,499	—	—	1,311,543,499

Common collective trusts:
Fixed Income (a)	—	300,139,781	—	300,139,781
Stable Value (c)	—	29,036,227	—	29,036,227
International (d)	—	9,352,009	—	9,352,009

Total common collective trusts	—	338,528,017	—	338,528,017

Cardinal Health, Inc. common shares	145,468,910	—	—	145,468,910
Guaranteed investment contracts	—	17,938,912	—	17,938,912
Bank wrappers	—	—	644,328	644,328
Cash and pending activity	—	281,397	—	281,397

Total assets at fair value	$1,457,012,409	$356,748,326	$644,328	$1,814,405,063

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$371,762,118	$—	$—	$371,762,118
Income	235,978,052	—	—	235,978,052
International	172,468,470	—	—	172,468,470
Small cap	111,452,766	—	—	111,452,766
Mid-cap	94,705,445	—	—	94,705,445
Short term	1,634,172	—	—	1,634,172

Total mutual funds	988,001,023	—	—	988,001,023

Common collective trusts:
Fixed Income (a)	—	281,034,826	—	281,034,826
U.S. Equities (b)	—	115,181,419	—	115,181,419
Stable Value (c)	—	27,249,045	—	27,249,045
International (d)	—	5,994,804	—	5,994,804

Total common collective trusts	—	429,460,094	—	429,460,094

Common shares/stock:
Cardinal Health, Inc. common shares	126,926,879	—	—	126,926,879
CareFusion Corp. common stock	45,543,335	—	—	45,543,335

Total common shares/stock	172,470,214	—	—	172,470,214

Guaranteed investment contracts	—	16,993,426	—	16,993,426
Bank wrappers	—	—	313,449	313,449
Cash and pending activity	—	(122,752)	—	(122,752)

Total assets at fair value	$1,160,471,237	$446,330,768	$313,449	$1,607,115,454

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.
(b)	Typically, 90% of the pool is invested in securities of companies that compose the S&P 500 Index.
(c)	This category primarily invests in investment contracts, including traditional GICs and security-backed contracts issued by insurance companies and other financial institutions.
(d)	This category includes investments in a wide range of international stocks and seeks to match the returns of the MSCI ACWI EX-US Index.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets not part of the Master Trusts as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$963,123	$—	$—	$963,123
Income	458,679	—	—	458,679
International	206,654	—	—	206,654
Mid-cap	219,958	—	—	219,958
Small cap	138,096	—	—	138,096
Short term	49,757	—	—	49,757

Total mutual funds	2,036,267	—	—	2,036,267

Common collective trust, international (a)	—	34,697	—	34,697
Cardinal Health, Inc. common shares	263,700	—	—	263,700
Cash and pending activity	—	1,219	—	1,219

Total assets at fair value	$2,299,967	$35,916	$—	$2,335,883

(a)	This category includes investments in a wide range of international stocks and seeks to match the returns of the MSCI ACWI EX-US Index.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$529,136	$—	$—	$529,136
Income	450,491	—	—	450,491
International	199,156	—	—	199,156
Mid-cap	185,416	—	—	185,416
Small cap	126,546	—	—	126,546
Short term	48,825	—	—	48,825

Total mutual funds	1,539,570	—	—	1,539,570

Common collective trusts:
U.S. Equities (a)	—	272,780	—	272,780
International (b)	—	35,306	—	35,306

Total common collective trusts	—	308,086	—	308,086

Common shares/stock:
Cardinal Health, Inc. common shares	252,736	—	—	252,736
CareFusion Corp. common stock	95,014	—	—	95,014

Total common shares/stock	347,750	—	—	347,750

Cash and pending activity	—	2,104	—	2,104

Total assets at fair value	$1,887,320	$310,190	$—	$2,197,510

(a)	Typically, 90% of the pool is invested in securities of companies that compose the S&P 500 Index.
(b)	This category includes investments in a wide range of international stocks and seeks to match the returns of the MSCI ACWI EX-US Index.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Stable Value Master Trust’s Level 3 assets (bank wrappers) for the years ended December 31, 2010 and 2009:

2010
Bank wrappers
Balance, beginning of year	$313,449
Unrealized gain	330,879
Purchases, sales, issuances, and settlements (net)	—

Balance, end of period	$644,328

2009
Bank wrappers
Balance, beginning of year	$456,706
Unrealized loss	(143,257)
Purchases, sales, issuances, and settlements (net)	—

Balance, end of year	$313,449

6.	Income Tax Status

The Plan has received a determination letter from the Treasury Department of the Commonwealth of Puerto Rico dated May 17, 2010, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury Department of the Commonwealth of Puerto Rico, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and is currently under a routine examination by the IRS for the 2008 Plan year. The plan administrator believes it is no longer subject to income tax examination for years prior to 2007.

Notes to Financial Statements (continued)

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Parties-in-Interest

Certain of the Plan’s investments at December 31, 2010 and 2009, were shares of mutual funds managed by Fidelity. Fidelity serves as the record keeper of the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan held $263,700 and $252,736 of Cardinal Health, Inc. common shares at December 31, 2010 and 2009, respectively. The Plan held $95,014 of CareFusion Corporation common stock at December 31, 2009.

10.	Asset Transfers

The following net assets available for benefits were transferred into the Plan during 2010 and 2009:

Inter-plan transfers between Cardinal Health, Inc. qualified plans	$887

Net assets transferred from other qualified plans during 2010	$887

Inter-plan transfers between Cardinal Health, Inc. qualified plans	$6,671

Net assets transferred from other qualified plans during 2009	$6,671

Notes to Financial Statements (continued)

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$5,292,542	$4,646,698
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts*	31,985	(10,507)

Net assets available for benefits per Form 5500	$5,324,527	$4,636,191

*	Amount differs from the adjustment presented on the Statements of Net Assets Available for Benefits as CCTs held by the Plan are recorded at fair value for Form 5500 purposes while they are recorded at contract value for financial statement purposes, and GICs are reported at contract value for both financial statement and Form 5500 purposes.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
Net increase in assets per the financial statements	$645,844	$737,148
Net investment income difference between fair value and contract value	42,492	85,306
Net assets transferred from other qualified plans	(887)	(6,671)

Net income per Form 5500	$687,449	$815,783

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2010

EIN: 31-0958666    Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Pimco Total Return Fund	42,275 shares	$458,679
	Dodge & Cox Stock Fund	4,046 shares	436,031
	Vanguard Institutional Index Fund	2,931 shares	337,076
	CRM Mid Cap Value Fund	7,792 shares	219,958
**	Fidelity Diversified International Fund	6,854 shares	206,654
	Fidelity Growth Company Fund	1,935 shares	160,925
	Columbia Acorn USA Fund Z	4,835 shares	138,096
**	Fidelity Money Market Fund	49,757 shares	49,757
	Spartan Total Market Index Fund	799 shares	29,091

	Common collective trusts:
	State Street Bank and Trust Company
	Daily MSCI ACWI Ex-US Index Fund	3,696 units	34,697

	Common shares:
**	Cardinal Health, Inc.	6,883 shares	263,700

	Loans:
**	Participant loans	Interest rates ranging from 4.25% to 9.25% with varying maturity dates through 2023	283,966

	Total		$2,618,630

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
**	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO

Date: June 24, 2011	/s/ Kendell Sherrer
Kendell Sherrer
Financial Benefit Plans Committee Member